Emerald Health Therapeutics' Pure Sunfarms Joint Venture Begins Shipping Cannabis 2.0 Products and Bottled Oils

Pure Sunfarms' Full Spectrum Vapes in 510 thread cartridges and Pure Sun CBD Oil to be available to consumers in British Columbia in coming days; Ontario and Alberta to follow

Emerald will host its 2020 second quarter financial results conference call on Tuesday, September 1, 2020 at 10:30 AM ET

VANCOUVER, August 25, 2020 -- Emerald Health Therapeutics, Inc. ("Emerald") (TSXV: EMH; OTCQX: EMHTF) today announced its joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms, has begun shipping its first Cannabis 2.0 and bottled oil products. Shipments will initially be to British Columbia, with shipments to Ontario and Alberta planned to begin shortly.

Pure Sunfarms' vape cartridges feature full spectrum extract, which preserves the cannabinoids and terpenes from the original flower and maintains the aromas and flavors true to cultivar. Pure Sunfarms' Full Spectrum Vapes feature 0.5g of single-strain, BC-grown cannabis extract and are available in three of their best-selling high-THC indica and sativa strains: Afghan Kush, White Rhino, and Island Honey. Each vape cartridge is fitted with a ceramic mouthpiece, glass tank, ceramic heating coil, and is compatible with a standard 510 thread cartridge battery.

Pure Sunfarms' Pure Sun CBD Oil is made purely with BC-grown, whole flower Pure Sun CBD cultivar (aka Cannatonic), selected for its unique potential to produce consistently CBD-rich flowers. Pure Sun CBD Oil comes in a 30mL amber bottle, and is available in both a 1:10 or 1:30 THC:CBD formulation so consumers can tailor their CBD experience to meet their individual needs.

"At Pure Sunfarms, flower is at the core of what we do. It's our growing experience and our commitment to quality that has really inspired our evolution into Cannabis 2.0," said Mandesh Dosanjh, President & CEO, Pure Sunfarms. "All Pure Sunfarms' vape and oil products are made from our naturally-grown signature strains, always using the best parts of the flower, to provide a safe and smooth experience from start to finish."

Mr. Dosanjh added, "Pure Sunfarms has taken a pragmatic, thoughtful and measured approach to our product strategy, first establishing a commanding position in the dried flower market, and then leveraging our brand, reputation and experience to enter new, large, higher value product categories. Vapes have already become the second largest category with the Ontario Cannabis Store after dried flower, and bottled oils are the fourth largest category with the OCS after dried flower, vapes and pre-rolls1."

"Pure Sunfarms is positioned to leverage its scale and expertise, the foundation for its strong competitive performance to date in the cannabis dried flower market, to produce and sell well-priced value-added products such as bottled oils and vape products," said Riaz Bandali, CEO of Emerald. "With Pure Sunfarms' sharp focus on leadership in the product categories it enters, we welcome its entry into these notable segments of the market and their contribution to the joint venture's operating and financial performance."

Pure Sunfarms expects to begin its own extraction operations and will continue to add Cannabis 2.0 products to its portfolio in the months ahead.

Emerald Second Quarter Financial Reporting

Emerald will report its financial results for the second quarter ended June 30, 2020, after the market close on Monday, August 31, 2020, and will host a conference call on Tuesday, September 1, 2020, at 10:30 a.m. ET.

To access the audio broadcast, please dial (866) 652-5200, or via the internet at:

https://services.choruscall.com/links/emhtf200828.html

An archived version of the presentation will be available for 90 days on the "Investors" section of Emerald's website:

https://ir.emeraldhealth.ca/events-and-presentations

Notes

1. Data cited has been calculated by Pure Sunfarms from sales information provided by OCS.

2. By kilograms sold for the three-month periods ended December 31, 2019, March 31, 2020, and June 30, 2020. Defined as sales of Pure Sunfarms products by the OCS to retailers and directly to consumers via its web site. Market share performance is based on calculations by Pure Sunfarms from sales information provided by the Ontario Cannabis Store (OCS).

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to cutting-edge cannabis science to create new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products. With an emphasis on innovation and production excellence, Emerald's operating assets are designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: its Metro Vancouver, BC-based greenhouse operation (78,000 square feet) capable of producing organic-certified product; Verdélite, its premium craft cannabis production indoor facility in St. Eustache, Québec (88,000 square foot); and Pure Sunfarms, its 41.3%-owned joint venture in Delta, BC, producing high quality, affordably priced products (1.1 M square feet).

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.